Contact

www.linkedin.com/in/brookebarrett (LinkedIn)

Top Skills

Strategic Partnerships
Program Design
Program Evaluation

Languages

Conversational French, Basic Spanish

Brooke Barrett

Solving the hard stuff in education with humor, empathy, & a little tough love
United States

Summary

We are not seeking any contractors at this time. please do NOT send requests to connect regarding contract work.

Experienced professional focused on collective, systemic, and innovative strategies to transform and advance education, urban policy, and community development.

Educator & Learner (first & always). Currently founding a new company and launching a B2B K12 Enterprise SaaS product at BenchK12. Always happy to connect here, but not able to to take unsolicited meetings or connections right now as we're in an intensely focused period of building for & serving our K12 partners. Please forgive any delays in responding.

Experience

BenchK12
Founder and President
September 2020 - Present (2 years 8 months)
United States

Leading the Founding Team at BenchK12, a talent empowerment platform designed for the unique needs of K12 education.

Our first module is focused on building a better substitute teaching experience for subs, schools, & students. It integrates with an LEA or SEA's existing technology, is projected to save our partners 70%+ over existing solutions, and will allow them to ditch expensive employment agencies.

We are pre-seed, built our MVP (ask for an iOS or Android invite), and raising funds now to build our next version & pilot with our first site.

We're also changing how technology providers partner with schools. Our early pilot partners will each receive undiluted equity in the company as early

investors and product co-developers. We don't believe in locking schools in to dated technology at exploitative prices; our K12 partners deserve more and we're determined to set a higher bar.

Our goal is to make sure that our technology saves our school partners money and time on administrative work so that more resources can be spent in the classroom where it matters most.

We're excited to provide educators with the technology to empower and grow their careers whether in the classroom or beyond.

Our public community round which will allow anyone to invest in our mission and vision for as little as $100 will be launching soon. If you're already part of our public network, message me for an invite to the private raise for early investor incentives.

Angel Investor

Angel Investor

September 2020 - Present (2 years 8 months)

United States

Investment thesis: underestimated women founders with deep expertise, strong strategy, and tenacity.

Current investments: PopCom, Backstage Capital

Edutelligentsia

Founding Partner

April 2007 - Present (16 years 1 month)

Domestic United States

I advise and consult on select education and community development projects with my colleagues, partners, and fellow boat rockers through Edutelligentsia--a networked education intelligence shop focused on cultivating and curating trends, connections, and practices across sectors to support student success.

Edutelligentsia works with its partners on a wide variety of projects to help them:

-Strategize, plan, innovate, and achieve ambitious outcomes

-Develop metrics and data to share and use in decision-making for continuous improvement

-Identify, reach, engage, and include key stakeholders to achieve greater impact

-Develop, implement, and evaluate programs and initiatives
-Award, cultivate, write, and manage grants and other forms of revenues

Our clients are based domestically and internationally and include various urban school districts, edtech companies, government agencies, education and community development nonprofits, corporate foundations, other philanthropic entities, and multi-sector collaboratives.

Check out our new website for examples of our past work, what we're working on currently, and what we're excited about as we look ahead. You can also scroll down here to read more and see a few project examples.

United Way of Essex and West Hudson
Director of Grants and Strategic Development
November 2009 - April 2011 (1 year 6 months)

Directed UWEWH's Community Impact division. Responsible for creating, with diverse government, private and non-profit partners, a community impact agenda to reach ten year goals in education, income, and health.
-Managed a staff of three and 13 graduate-level interns from Rutgers-Newark and Milano The New School for Management and Urban Policy.
-Served as lead grant writer, manager, and administrator and despite economic downturn in 2009-10 grew United Way's grants portfolio nearly 200%.
-Handled all Community Impact marketing and advised on UWEWH's organizational strategy.
Some examples of initiatives included:
> After School Collaborative that funded eight providers in the Greater Newark Area, provided capacity building and met quarterly to share best practices.
> Multimillion dollar individual development account (IDA) program that assisted low-income workers with savings and asset-building.
> Education, Income, and Health policy councils comprised of various partners to create and advance regional policy agendas.

Stop Shootin', Inc.
Board Member
January 2009 - October 2010 (1 year 10 months)

Stop Shootin’ was founded in November 2005 to combat a sense of desperation amongst many of Newark’s youth. With the rise of gun violence and the lack of opportunities for the youth in our community, the three founders

bravely decided to step up and serve as positive role models for young people to follow.

Leadership Newark Inc
Fellow
2008 - September 2010 (2 years)

Leadership Newark is a 2-year fellowship program for qualified professionals committed to the Greater Newark community. The program provides a forum for emerging leaders to debate and discuss public policy issues as they move towards developing solutions and potential programs which could better the community.

TNTP
Selector
January 2009 - March 2010 (1 year 3 months)
Newark, New Jersey

Conduct interviews using the TeacherNex Selection Model to help shape the next cohort of alternate route teachers for Newark Public Schools and Newark charter schools.

Essex County College
Adjunct Professor (English)
September 2009 - December 2009 (4 months)

Taught English 096 and 101 for the Fall 2009 Semester.

Obama for America
Obama Organizing Fellow
June 2008 - August 2008 (3 months)

Six-week organizing fellowship with the Obama campaign with the aim to conduct outreach to members of the greater Newark community in order to build networks that strengthen the civic capacity of the city. Personal goal is to conduct outreach to various organizations that are engaging youth and conduct a youth organizer training. This is not about politics as usual. This is about building a sustainable network of civically engaged people who want to see the promise of Newark realized.

Gibbons P.C.
Litigation Paralegal
August 2006 - August 2007 (1 year 1 month)
Newark, New Jersey

HEAF, Inc.
Middle School ELA Instructor
2006 - 2007 (1 year)
New York, New York (Harlem)

Booker Team for Newark
Intern and Assistant to General Counsel
2005 - 2006 (1 year)
Newark, New Jersey

Los Angeles Unified School District
Secondary Educator (ELA)
July 2003 - August 2005 (2 years 2 months)

English Language Arts instructor for grades 9-12 at Fremont Senior High School, tracks A and B. Co-developer and Coordinator of the School for Public Service, a small learning community comprised of all ninth graders. Member of the School Leadership Council.

Children's Defense Fund
Federal Policy Intern
May 2001 - August 2001 (4 months)

> Tracked critical legislation as related to education, children and family policy and summarized key Congressional committee activities for CDF policy staff.
> Coordinated talking points, strategy, and protocol for meetings between student lobbyists and congressional members/aides regarding The Act to Leave No Child Behind.
> Conducted training session for two hundred student lobbyists for CDF's "Interns Take the Hill Day."

Education

New School University
Master of Science (M.S.), Urban Policy and Management · (2007 - 2009)

Seton Hall University School of Law
JD · (2005 - 2006)

Loyola Marymount University
Master of Arts (M.A.), Secondary Education · (2003 - 2005)

Loyola Marymount University

CA Teaching Credential, Secondary English Language Arts · (2003 - 2005)

Scripps College

Dual Bachelor Degree, Politics/International Relations and Media Studies · (1999 - 2003)